SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2007
Commission file number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____  No __X__

News Release	Bayer AG Communications 51368 Leverkusen Germany Phone +49 214 30 1 www.news.bayer.com

Annual Stockholders’ Meeting of Bayer Schering Pharma AG, Berlin, Germany:

Integration of Bayer Schering Pharma progressing rapidly

●	Positive business performance in the first quarter of 2007
●	Domination and profit-and-loss transfer agreement confirmed

Berlin/Leverkusen – The integration of Bayer Schering Pharma AG, Berlin, Germany, into the Bayer Group is progressing rapidly. This was emphasized by Werner Baumann, member of the Board of Management of Bayer Schering Pharma AG, when he addressed the company’s Annual Stockholders’ Meeting in Berlin on Thursday. “In 2006, during the merger of our businesses, we maintained the pace of growth at the high level of the previously separate organizations. We continue to expect positive business performance for 2007 and 2008 and plan to strengthen and expand our leading positions in specialty markets.

Baumann said the trend in the first quarter of 2007 confirmed the positive outlook. Among the main growth drivers for Bayer Schering Pharma AG in the first three months were the oral contraceptives of the Yasmin®/Yaz®/Yasminelle® product line, which saw a substantial increase in sales. The intra-uterine system Mirena® also posted good growth, particularly in the United States. The company recorded higher sales of its diagnostic imaging products, especially Magnevist®. In specialized therapeutics, sales of the top product Betaferon®/Betaseron® to treat multiple sclerosis advanced significantly. To safeguard the Betaseron® business for the future, Bayer Schering Pharma AG signed an agreement with Novartis in March 2007 to acquire a biologics manufacturing facility in Emeryville, California.

It is intended to pay a dividend of EUR 0.05 per eligible share out of the balance sheet profit of Bayer Schering Pharma AG for the 2006 fiscal year. The outside stockholders’ entitlement to a guaranteed dividend of EUR 3.62 per share under the domination and profit-and-loss transfer agreement is reduced by the amount of the company dividend to be resolved upon at the Annual Stockholders’ Meeting.

“The business model for the combined pharmaceutical business is being implemented step by step,” explained Baumann. “We will keep up the rapid pace of the integration.” These activities are supported by an extensive project aimed at integrating the two corporate cultures in order to promote a growth and success-oriented work environment.

Important decisions concerning the sites were made at an early stage, with Berlin chosen as corporate headquarters and one of the three global research locations. For example, the Primary Care unit, responsible for business with general practitioners, has relocated from Wuppertal to Berlin. The European organization has also been consolidated in the German capital.

In addition, the swift decisions made on appointments to managerial positions have provided transparency and orientation for employees. The most suitable employees from both organizations were appointed to these positions in the course of a balanced selection process.

Regarding the legal basis for the integration process, Baumann pointed out that the domination and profit-and-loss transfer agreement has been in effect since the end of October 2006. In early May, Bayer Schering Pharma AG prevailed in the actions pending against the company before the District Court of Berlin contesting the decision of the Extraordinary Stockholders’ Meeting on September 13, 2006 to approve the agreement.

It is nevertheless intended that today’s stockholders’ meeting reconfirm that decision. This is a precautionary measure that will further improve the company’s already very good prospects for the final stage of the litigation.

Several actions remain pending which delay the “squeeze-out”. This is the planned transfer of the outside stockholders’ shares to the principal stockholder in return for cash compensation of EUR 98.98 per share. Bayer Schering Pharma AG considers all the complaints brought by the plaintiffs to be unfounded. Bayer Schering GmbH, a wholly owned subsidiary of Bayer AG, currently holds 96.3 percent of the stock of Bayer Schering Pharma AG.

Berlin/Leverkusen, May 24, 2007
dr                          (2007-0273-E)

Contact:

Bayer AG:
Günter Forneck, phone + 49 214 30 50446
Email: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone + 49 214 30 47686
Email: christian.hartel.ch@bayer-ag.de

Bayer Schering Pharma AG:
Denise Rennmann, phone + 49 30 468 12066
Email: denise.rennmann@bayerhealthcare.com

Important information from Bayer AG:
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Bayer Schering Pharma AG (formerly Schering AG). Bayer Schering GmbH (formerly Dritte BV GmbH) has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory cash compensation offer on November 30, 2006, the time of commencement of the mandatory cash compensation offer. Simultaneously Bayer Schering Pharma AG (formerly Schering AG) has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory cash compensation offer. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) are strongly advised to read the tender offer statement and all other documents regarding the mandatory cash compensation offer that have been filed or will in the future be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) may access these documents free of charge on the website of the SEC (http://www.sec.gov) or on the website http://www.bayer.de.

These documents and information contain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual results, financial situation, development or performance of the Bayer Group and/or Bayer Schering Pharma AG (formerly Schering AG) and the decisions taken by the Bayer Group with respect to its investment in Bayer Schering Pharma AG (formerly Schering AG), and the estimates and intentions described here. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (incl. on Form 20-F). All forward-looking statements are, in each case, based on information available to us as of the date it is made and except as otherwise required by law, we assume no obligation to update any forward-looking statement or to revise it to reflect new or later known information, circumstances or facts.

Important information from Bayer Schering Pharma AG (formerly Schering AG):
Bayer Schering Pharma AG (formerly Schering AG) has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission with respect to the offer of cash compensation by Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly-owned subsidiary of Bayer AG, in connection with the domination and profit and loss transfer agreement between Bayer Schering GmbH and Bayer Schering Pharma AG (formerly Schering AG). Shareholders of Bayer Schering Pharma AG (formerly Schering AG) and holders of American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) are advised to read this solicitation/recommendation statement carefully because it contains important information. Shareholders and holders of American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) may obtain this solicitation/recommendation statement and other filed documents free of charge on the website of the U.S. Securities and Exchange Commission (http://www.sec.gov) and on the website of Bayer Schering Pharma AG (formerly Schering AG) (http://www.schering.de).